UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2013

OR

[ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________________ to _________________________

Commission file number: 1-7201

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

AFGWU Local 1028 401(k) Retirement Plan for

Employees of AVX Corporation in Raleigh,  North Carolina

Plan number:  008

B.  Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

AVX Corporation

(AFGWU Local 1028 401(k) Retirement Plan for

Employees of AVX Corporation in Raleigh,  North Carolina)

1 AVX Boulevard

Fountain Inn,  South Carolina 29644

AFGWU LOCAL 1028 401(k) RETIREMENT PLAN FOR

EMPLOYEES OF AVX CORPORATION IN RALEIGH,  NORTH CAROLINA

* All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

AFGWU Local 1028 401(k) Retirement Plan for

Employees of AVX Corporation in Raleigh, North Carolina:

We have audited the accompanying statement of net assets available for benefits of AFGWU Local 1028 401(k) Retirement Plan for Employees of AVX Corporation in Raleigh, North Carolina (the Plan) as of December 31, 2013, the accompanying statement of net assets available for benefits of the Plan as of December 31, 2012 and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012 and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i, Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 6 to the financial statements, the Board of Directors of AVX Corporation, the Plan's sponsor, made a determination to terminate the Plan during 2014.

/s/ Elliott Davis, LLC

Greenville, South Carolina

June 25, 2014

AFGWU LOCAL 1028 401(k) RETIREMENT PLAN FOR

EMPLOYEES OF AVX CORPORATION IN RALEIGH,  NORTH CAROLINA

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2012

Assets	2012
Investments, at fair value
Mutual funds	$702,464
Guaranteed deposit account	748,185
Common stock of sponsor and affiliate	106,156
Money market fund	2,418
Total investments	1,559,223
Receivables
Participant contributions	2,010
Employer contributions	4,850
Notes receivable from participants	4,957
Total receivables	11,817
Net assets available for benefits at fair value	1,571,040
Adjustment from fair value to contract value for fully benefit-responsive contracts	13,249
Net assets available for benefits	$1,584,289

The accompanying notes are an integral part of these financial statements.

AFGWU LOCAL 1028 401(k) RETIREMENT PLAN FOR

EMPLOYEES OF AVX CORPORATION IN RALEIGH,  NORTH CAROLINA

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2013

Assets	2013
Investments, at fair value
Mutual funds	$552,795
Guaranteed deposit account	434,846
Common stock of sponsor and affiliate	84,306
Money market fund	2,980
Total investments	1,074,927

Net assets available for benefits at fair value	$1,074,927

The accompanying notes are an integral part of these financial statements.

AFGWU LOCAL 1028 401(k) RETIREMENT PLAN FOR

EMPLOYEES OF AVX CORPORATION IN RALEIGH, NORTH CAROLINA

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2013

2013
Investment income
Net appreciation in fair value of investments	$135,167
Interest and dividends	25,954
Net investment income	161,121

Contributions
Participant	3,771
Employer	1,586
Total contributions	5,357

Total additions	166,478

Deductions from net assets attributed to:
Benefits paid to participants and employee withdrawals	675,693
Administrative expenses	147

Total deductions	675,840

Net decrease	(509,362)

Net assets available for benefits, beginning of year	1,584,289
Net assets available for benefits, end of year	$1,074,927

The accompanying notes are an integral part of this financial statement.

AFGWU LOCAL 1028 401(k) RETIREMENT PLAN FOR

EMPLOYEES OF AVX CORPORATION IN RALEIGH,  NORTH CAROLINA

NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan:

The following description of the AFGWU Local 1028 401(k) Retirement Plan for Employees of AVX Corporation in Raleigh,  North Carolina (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan, which was adopted on July 1, 1995, is a defined contribution plan established to provide retirement benefits to employees of AVX Corporation (the “Company” and the Plan sponsor) who are members of the AFGWU Local 1028 Union and have worked 90 days. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). In March of 2009, the Plan was amended to be in compliance with the Internal Revenue Code (“IRC”) regarding participant eligibility and compensation limits.  This amendment is effective for plan years beginning on or after January 1, 2007.  During 2014, the Company’s Board of Directors made a decision to terminate the Plan (see Note 6).

Contributions

Each year, participants may contribute up to 20% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, a stable value investment and common stock of Kyocera Corporation as investment options for participants. In April 2006, the Plan eliminated a participant’s ability to invest in the common stock of AVX Corporation, effective for investments made after April 30, 2006.  The Company contributes a matching contribution on participant deferrals of up to 5% of compensation that a participant contributes to the Plan as follows:

Participant Contribution	Company Matching Contribution
1%	0.667% of compensation
2%	1.334% of compensation
3%	2.000% of compensation
4%	2.500% of compensation
5%	3.000% of compensation

Each year the Company also makes a fixed contribution to the Plan equal to 1% of each participant's annual compensation.  Additional contributions are made for members with 20 years or more of service as of July 1, 1995.  Contributions are subject to certain limitations.

Participant Accounts

Each participant's account is credited with the participant’s contribution and allocations of (1) the Company’s contributions, and (2) plan earnings less an allocation of administrative expenses. Allocations are based on participant contributions and earnings or account balances, as defined in the Plan.  The benefit to which a participant is entitled to is that amount which can be provided from the participant's vested account.

Vesting

Participants are vested immediately in their contributions and employer matching contributions plus actual earnings thereon. Vesting in the Company's fixed contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after five years of qualifying service.

Notes Receivable from Participants

Plan participants may borrow from their individual account balance in the Plan.  A participant may have a maximum of two notes outstanding.  A participant must have a minimum $5,000 account balance in order to receive a note and the minimum note amount permitted by the Plan is $1,000.  The maximum allowable note receivable from the Plan is 50% of the participant’s vested account balance and may not exceed $50,000. These notes are repayable during a period up to 10 years. Notes bear interest at a rate determined by the Plan Committee. There was one note outstanding at an interest rate of 4.75% at December 31, 2012 and no notes outstanding at December 31, 2013.  All principal and interest repayments are credited to the individual participant’s account.

Payment of Benefits

Benefits under the Plan are payable after termination of service or retirement in an amount equal to the vested interest in the participant’s account. Benefits are paid as a lump sum or a payout as elected by the Plan participant. For participants terminating employment with vested balances less than $5,000, the value of their vested balance is paid in one lump sum.  Hardship distributions are permitted upon demonstration of financial hardship.  All fully vested balances are available for distribution after the participant reaches the age of 59 ½.

Forfeitures

Amounts of employer fixed contributions under the Plan that have been forfeited and are available for allocation shall be used to reduce the Company’s matching contributions, to reduce the Company’s fixed contribution or to pay administrative expenses.  At December 31, 2012 and 2013, forfeited non-vested account balances totaled $1,011 and $56, respectively.   During the year ended December 31, 2013, $912 of forfeitures were used to reduce either matching or fixed contributions.

2.	Summary of Significant Accounting Policies:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The investment contract was fully benefit-responsive at December 31, 2012 and not fully benefit-responsive as of December 31, 2013. The Statements of Net Assets Available for Benefits present the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value as of December 31, 2012 and the fair value of the investment contract as of December 31, 2013. The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for fully benefit-responsive contracts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of certain net assets and disclosure of contingencies at the date of the financial statements and the reported amounts of changes in net assets during the reporting year.  Actual results could differ from those estimates.

Investment Valuation and Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Retirement Plan Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex‑dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements.  Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses.  Investment related expenses are included in net appreciation of fair value of investments.

Notes Receivable from Participants:

Notes receivable from participants are presented as notes receivable due from participants and recorded at unpaid principal balance, plus any accrued but unpaid interest.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  The notes receivable are secured by the participant account balance and are considered delinquent and written off when payment is 90 days past due. The Plan does not charge late fees on delinquent amounts. No allowance for loss on notes receivable from participants is provided based on a review of the accounts.

Subsequent Events

Subsequent events are events or transactions that occur after the date of the statement of net assets available for benefits but before financial statements are issued.  Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits, including the estimates inherent in the process of preparing financial statements.  Unrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the statement of net assets available for benefits but arose after that date.  The Plan’s management performed an evaluation as of June 25, 2014, the date the financial statements were issued, and did not identify any subsequent events since the date of the statement of net assets available for benefits requiring adjustment to or disclosure in the financial statements.  See note 6 for disclosure of subsequent events relevant to the Plan.

New Accounting Standards

In April 2013, the FASB issued guidance addressing application of the liquidation basis of accounting.  The guidance is intended to clarify when an entity should apply the liquidation basis of accounting.  In addition, the guidance provides principles for the recognition and measurement of assets and liabilities and requirements for financial statements prepared using the liquidation basis of accounting.  The amendments will be effective for entities that determine liquidation is imminent during annual reporting periods beginning after December 15, 2013, and interim reporting periods therein and those requirements should be applied prospectively from the day that liquidation becomes imminent.  Early adoption is permitted.  The Company does not expect these amendments to have any effect on its financial statements.

In December 2013, the FASB amended the Master Glossary of the FASB Codification to define “Public Business Entity” to minimize the inconsistency and complexity of having multiple definitions of, or a diversity in practice as to what constitutes, a nonpublic entity and public entity within U.S. GAAP.  The amendment does not affect existing requirements, however will be used by the FASB, the Private Company Council (“PCC”), and the Emerging Issues Task Force (“EITF”) in specifying the scope of future financial accounting and reporting guidance.  The Company does not expect this amendment to have any effect on its financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

3.	Investments:

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2012 and 2013, are as follows:

	2012	2013
NY Life Guaranteed Deposit Account	$748,185	$434,846
Janus Balanced Fund	411,535	277,724
Columbia Select Large-Cap Value Fund	172,630	181,607
PIMCO Total Return Fund	89,456	68,296
Kyocera Corporation ADS	84,316	57,560

During the year ended December 31, 2013, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

AVX Corporation Common Stock	$6,254
Kyocera Corporation Common Stock	9,201
NY Life Guaranteed Deposit Account	14,159
Guaranteed Deposit Account Fair Value Adjustment	(12,067)
Mutual Funds	117,620
Total	$135,167

4.	Fair Value:

Fair Value Hierarchy:

The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to value the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

▪	Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.

▪

Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

▪	Level 3: Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

	Fair Value at December 31, 2012	(Level 1)	(Level 2)	(Level 3)
Assets measured at fair value on a recurring basis:
Mutual Funds:
Large Cap Value	$172,630	$172,630	$-	$-
Large Cap Blend	440,378	440,378	-	-
Fixed Income	89,456	89,456	-	-
Money Market Fund:
Mainstay Cash Reserves Fund	2,418	2,418	-	-
Guaranteed Deposit Account
NY Life Insurance Company Guaranteed Deposit Account	748,185	-	-	748,185
Common Stock:
Kyocera Corporation American Depository Shares	84,316	84,316	-	-
AVX Corporation Common Stock	21,840	21,840	-	-
Total	$1,559,223	$811,038	$-	$748,185

	Fair Value at December 31, 2013	(Level 1)	(Level 2)	(Level 3)
Assets measured at fair value on a recurring basis:
Mutual Funds:
Large Cap Value	$181,607	$181,607	$-	$-
Large Cap Blend	302,892	302,892	-	-
Fixed Income	68,296	68,296	-	-
Money Market Fund:
PIMCO Money Market Fund	2,980	2,980	-	-
Guaranteed Deposit Account:
NY Life Insurance Company Guaranteed Deposit Account	434,846	-	-	434,846
Common Stock:
Kyocera Corporation American Depository Shares	57,560	57,560	-	-
AVX Corporation Common Stock	26,746	26,746	-	-
Total	$1,074,927	$640,081	$-	$434,846

The following table sets forth a summary of changes to the Plan’s Level 3 assets measured at fair value on a recurring basis for the year ended December 31, 2013.

Year Ended December 31, 2013
Balance, beginning of period	$ 748,185
Net realized and unrealized gains	14,159
Purchases	5,496
Settlements	(332,994)
Transfers in and/or out of Level 3, net	-
Balance, end of period	$ 434,846

Assets valued using Level 1 inputs in the table above represent assets from the Plan, including common stock, ADS, mutual funds, and money market funds.

Assets valued using Level 3 inputs in the table above represent assets from the Plan, including a guaranteed deposit account held at December 31, 2012 and 2013.

Investments are presented at estimated fair values.  Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2012 and 2013.

ADS and Common Stock:

ADS and common stock are valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds and Money Market Funds

Mutual funds and money market funds are valued at the daily closing price as reported by the fund.  Mutual funds and money market funds held by the Plan are open-ended funds that are registered with the Securities and Exchange Commission (“SEC”).  The funds are required to publish their daily net asset value (“NAV”) and to transact at that price.  The funds held by the Plan are deemed to be actively traded.  The investments can be redeemed daily, have no redemption restrictions, and have no unfunded commitments.

Guaranteed Deposit Account

In 2012, the Plan began investing in a guaranteed deposit account (“GDA”).  The GDA is a group annuity product issued by New York Life Insurance Company (“NYLIC”) that is fully benefit-responsive.  Amounts contributed to the contract were deposited in NYLIC’s general account and were reported at contract value in the 2012 financial statements, which represents contributions made to the account, plus earnings on the underlying investment, less participant withdrawals and administrative expenses.  In the 2013 financial statements, as a result of the decision to terminate the Plan, the contract is not fully benefit-responsive and the GDA is reported at fair value.  Payment obligations and the fulfillment of any guarantees specified in the group annuity contract are insurance claims supported by the full faith and credit of NYLIC.  NYLIC is compensated in connection with this product by deducting an amount for investment expenses and risk from the investment experience of certain assets held in NYLIC’s general account. The fair value of the fully benefit responsive investment contract is calculated using a discounting method.  The crediting interest rate on the contract was 2.35% at December 31, 2012 and December 31, 2013 and the average yield credited to participant accounts was 2.35% and 2.40% for the year ended December 31, 2012 and December 31, 2013, respectively.  NYLIC periodically resets the interest rate credited on the contract balances, subject to a minimum rate specified in the group annuity contract.

Investments are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near-term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The following tables represent the Plan’s Level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of values for those inputs as of December 31, 2012 and 2013.

As of December 31, 2012
Instrument	Fair Value	Valuation Technique	Significant Unobservable Inputs	Range
Guaranteed Deposit Account	$ 748,185	Discounted cash flow and theoretical transfer (exit value)	Risk-Adjusted Discount Rate	2.91%-3.55% (3.23% base case based on trading in comparable corporate credits, adjusted for liquidity)
			Investment Term	5-10 years (7 year base rate based on intermediate-term fixed income WAL assumption for general account)
			Crediting Rate	2.3%-3.55% (2.95% base rate based on observed 2.35% current rate, adjusted for forward movement based on historical treasury trading)

As of December 31, 2013
Instrument	Fair Value	Valuation Technique	Significant Unobservable Inputs	Range
Guaranteed Deposit Account	$ 434,846	Discounted cash flow and theoretical transfer (exit value)	Risk-Adjusted Discount Rate	1.48%-2.22% (1.98% base case based on trading in comparable corporate credits, adjusted for liquidity)
			Investment Term	2-5 years (3 year base rate based on insurance company typical assets)
			Crediting Rate	2.4% (2.35%-2.75% base rate based on observed 2.35% current rate, adjusted for forward movement based on historical treasury trading)

5.	Related-Party Transactions:

At December 31, 2012, the Plan held 923 shares of Kyocera Corporation common stock and 2,026 shares of AVX Corporation common stock with market values of $84,316 and $21,840, respectively.  At December 31, 2013, the Plan held 1,148 shares of Kyocera Corporation common stock and 1,920 shares of AVX Corporation common stock with market values of $57,560 and $26,746, respectively.  The ability for participants to make additional investments in AVX stock was discontinued in April 2006.

The Plan paid administrative expenses of $147 to New York Life Insurance Company, the Plan’s Trustee, during the year ended December 31, 2013.

Notes receivable from participants and certain investments issued and/or managed by the Trustee or its affiliates qualified as party-in-interest transactions which are exempt from the prohibited transaction rules.

6.	Plan Termination/Subsequent Event:

The Company’s Board of Directors made a determination to terminate the Plan in 2014.  At the time of termination, all participants remaining in the Plan were 100% vested and were no longer employed by the Company.  Plan participants were notified of their options for distribution, which included direct rollover to another IRA, direct rollover to another qualified retirement plan or a lump-sum distribution.

7.	Tax Status:

The Internal Revenue Service has determined and informed the Company by a letter dated October 25, 2013, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator believes that the Plan is designed in accordance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations prior to 2010.

8.	Reconciliation Between the Financial Statements and Form 5500:

The following tables reconcile the information provided in the Form 5500 to the Statement of Net Assets Available for Benefits, the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits provided in the financial statements:

December 31,
2012	2013
Net assets available for benefits per the financial statements	$1,584,289	$1,074,927
Less:
Adjustment from contract value to fair value for fully benefit-responsive contracts	(13,249)	-
Net assets available for benefits per Form 5500	$1,571,040	$1,074,927

For the Year Ending December 31, 2013
Net decrease in net assets available for benefits per the financial statements	$(509,362)
Add:
Change in adjustment from contract value to fair value for fully benefit-responsive contracts	13,249
Net decrease in net assets available for benefits per Form 5500	$(496,113)

9.	Risks and Uncertainties

The Plan provides for various investment options in common stocks, a money market fund, and in registered investment companies which invest in combinations of stocks, bonds, fixed income securities, mutual funds, and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVX Corporation (AFGWU Local 1028 401(k) Retirement Plan

For Employees of AVX Corporation in Raleigh, North Carolina)

By:	/s/ Kurt P. Cummings
Kurt P. Cummings
Member of Retirement Committee

Date:	June 25, 2014

AFGWU LOCAL 1028 401(k) RETIREMENT PLAN FOR

EMPLOYEES OF AVX CORPORATION IN RALEIGH,  NORTH CAROLINA

PN 008

EIN 33-0379007

Schedule H, Line 4(i) -Schedule of Assets (Held at End of Year)

As of December 31, 2013

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost**	Current value

*	NY Life Guaranteed Interest Account	Guaranteed Interest Account		$ 434,846

*	PIMCO Money Market Fund	Money Market Fund		2,980

	Janus Balanced Fund	Mutual Fund		277,724
*	MainStay S&P 500 Index Fund	Mutual Fund		25,168
	Columbia Select Large-Cap Value Fund	Mutual Fund		181,607
	PIMCO Total Return Fund	Mutual Fund		68,296
				552,795

*	AVX Corporation	Common Stock		26,746

*	Kyocera Corporation	American Depository Shares		57,560

				$ 1,074,927

* Denotes a party-in-interest.

** Cost information is not required for individual account plans with participant directed transactions.